Exhibit 99.6

179 John Street, 8th Floor, Toronto, Ontario, M5T 1X4, Canada

Report on Voting Results from
2009 Annual and Special Meeting of Shareholders

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, Points International Ltd. (the "Corporation") hereby reports on the voting results for matters submitted to the annual and special meeting of the shareholders of the Corporation held on May 6, 2009.

The matters voted upon at the meeting and the results of the voting were as follows:

Item 1: Election of Directors

The following seven directors were elected by acclamation to hold office for the ensuing year or until their successors are elected or appointed:

Stephen Bannon;
Christopher Barnard;
Bernay Box
Douglas Carty;
Bruce Croxon
Robert MacLean; and
John Thompson.

Item 2: Appointment of Auditors

By a vote by way of a show of hands, the shareholders approved an ordinary resolution to appoint Delotte & Touche LLP as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

Item 3: Change to the Maximum Board Size

By a vote by way of a show of hands, the shareholders approved the special resolution attached as Schedule B to the Management Information Circular amending the Articles of the Corporation to reduce the maximum number of directors of the Corporation to seven.

Item 4: Change to Quorum Requirement for Shareholder Meetings

By a vote by way of ballot, the shareholders approved the ordinary resolution attached as Schedule D to the Management Information Circular confirming an amendment to the By-Laws of the Corporation that changes the quorum requirement for shareholder meetings. The results of the vote were as follows:

	Number of Votes Cast	Percentage of Votes Cast
For:	74,370,936	88%
Against:	10,145,989	12%

Dated: May 6, 2009

POINTS INTERNATIONAL LTD.

By:	/s/ Marc Shewchun
Marc Shewchun
Corporate General Counsel and
Secretary